UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Improper Goods Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Oregon
>
> *Date of organization*
> January 1, 2018

Physical address of issuer
537 SE Ash St. , Unit 102, Portland, OR 97214

Website of issuer
https://thebitterhousewife.com/

Current number of employees
_____

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$215,712.93	$269,889.33
Cash & Cash Equivalents	$28,013.91	$26,385.62
Accounts Receivable	$28,593.65	$80,018.71
Short-term Debt	$124,520.28	$87,935.46
Long-term Debt	$893,174.78	$835,861.96
Revenues/Sales	$495,041.91	$658,973.77
Cost of Goods Sold	$194,879.78	$489,639.86
Taxes Paid	13,647.04	$19,936.23
Net Income	-$148,074.04	-$229,186.82

April 19, 2024

FORM C-AR

Improper Goods Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Improper Goods Inc., a Oregon Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://thebitterhousewife.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 19, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These

statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Improper Goods Inc. (the "Company") is an Oregon Corporation, formed on January 1, 2018. The Company is currently also conducting business under the name of The Bitter Housewife.

The Company is located at 537 SE Ash St., Unit 102, Portland, OR 97214.

The Company's website is https://thebitterhousewife.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Maker of craft cocktail bitters and non-alcoholic adult beverages.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk.
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed.
The Company is offering common stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale

of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants.

These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

You are trusting that management will make the best decision for the company.
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected.
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition.

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

We are an early-stage company and have not yet generated any profits.

Improper Goods, Inc was formed on February 1, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Improper Goods, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property and/or find prior art to invalidate it. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly, lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and

distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks.
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors. Further, any significant disruption in service on Improper Goods, Inc or in its computer systems could reduce the attractiveness of the company and result in a loss of investors and companies interested in using our product. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Improper Goods, Inc could harm our reputation and materially negatively impact our financial condition and business.

Covid Related Risks.
Covid restrictions on bars and restaurants may continue to curtail on premise sales. Opening of bars and restaurants may impact retail sales of cocktail and beverage related products.

Supply Chain Risks.
While the company has taken steps to source continued supply of packaging and other required ingredients and material, covid, weather, international instability (wars), and market conditions continue to make supply chain concerns acute in 2023. These conditions may continue or worsen in the future.

We could fail to achieve the growth rate we expect even with additional investments.
We expect to generate a significant amount of growth from the investments we will make into marketing and distribution expansion following this offering and the private placement that we are conducting concurrently. However, it is possible that retail velocity will not increase as we expect. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Maker of craft cocktail bitters and non-alcoholic adult beverages.

History of the Business

We were originally an Oregon Partnership formed in 2014, we converted to an Oregon LLC in 2016, and then into an Oregon C-Corp in 2018.

Supply Chain and Customer Base

We manufacture all our products in our own facility and fulfill out of our warehouse.

Our products are sold across the United States, Canada, and Japan at stores like William Sonoma, New Seasons, Market of Choice, and Safeway/Albertsons, as well as growing direct-to-consumer businesses online. We sell primarily via our distribution partners Crown Pacific, A Priori, and Point-Blank Distribution. We also sell direct to independent retailers via direct sales and B2B Markets such as Faire.

Intellectual Property

The Company is dependent on the following intellectual property: None.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 537 SE Ash St., Unit 102, Portland, OR 97214

The Company has the following additional addresses:

The Company conducts business in United States, Canada, Japan.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Dan Brazelton

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: President and CEO Dates of Service: May 01, 2014 - Present Responsibilities: Long-range, strategic planning. Operations including production oversight. Sales management. Develop, enforce and reevaluate company policies and procedures. Compensation is $60,000 per year.

Name

Genevieve Brazelton

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: CMO Dates of Service: May 01, 2014 - Present Responsibilities: Marketing, Product Development, Brand Identity. Compensation is $60,000 per year. Position: Secretary Dates of Service: May 01, 2012 - Present Responsibilities: Corporate Secretary executes and maintains all required official corporate filings, documents, reports and records according to applicable laws and regulations. Responsible for shareholder relations, communicating with Board members and coordinating shareholder lists and registrations.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Oregon law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,169,621
Voting Rights	One vote per share.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	149,595
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Interest Rate: 8.0% Discount Rate: 20.0% Valuation Cap: $2,500,000.00 Conversion Trigger: An equity financing of not less than $1,000,000 Material Rights: If a Change of Control occurs prior to a Qualified Equity Financing, (i) the Company will give the Investors at least ten (10) days prior written notice of the anticipated closing date of such sale of the Company and (ii) then the Investor has the right, at the Investor's option, to receive a payment equal to two times the amount of the Principal Balance and accrued interest as of the date of the Change of Control in full satisfaction of this Note.

Type of security	Preferred Stock
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	There are no material rights associated with Preferred Stock.

The Company has the following debt outstanding:

Type of debt	
Name of creditor	Small Business Administration
Amount outstanding	$500,000.00
Interest rate and payment schedule	3.75%. Payments are $2,516.00 per month beginning on Oct 21, 2022.
Amortization schedule	
Describe any collateral or security	Note is secured by assets held by the Company
Maturity date	May 21, 2050
Other material terms	

Type of debt	
Name of creditor	Three Little Figs
Amount outstanding	$46,874.88
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	June 5, 2023
Other material terms	

The total amount of outstanding debt of the company is $546,874.88.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	422,500	$105,000.00	Product Development	February 1, 2018	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$149,595.00	Operating Expenses	February 1, 2018	Section 4(a)(2)
Common Stock	169,621	$169,621.00	Product Development	November 4, 2021	Section 4(a)(6)

Ownership

A majority of the Company is owned by Genevieve Brazelton and Dan Brazelton.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Genevieve Brazelton	64.3%
Dan Brazelton	24.2%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Despite facing challenges in the 2021-2022 period, Improper Goods Inc. DBA The Bitter Housewife has shown remarkable resilience and adaptability in the 2022-2023 fiscal year. As a reminder, we stopped the production of Bitters and Soda in late 2022. The discontinuation of the sodas had a dramatic negative impact on top-line revenue but had a positive impact on the bottom line. In other words, we had less gross revenue but a higher gross profit. Our focus on our core line of business has not only reduced our operational costs, it has also opened up new distribution channels. This is because we can more readily have positive ROI on slotting fees due to high gross margins. The company significantly reduced operating expenses by nearly half,

resulting in a substantial improvement in operating income. Our strategic focus on cost management led to more than doubling our gross profit compared to the previous year, despite a slight dip in total income. While profitability for the full year 2023 was not achieved, Q4 showed profitability, marking a positive trend due to reduced operating expenses (OPEX) and cost of goods sold (COGS). Gross revenue and profit fluctuated across quarters, with Q4 2023 demonstrating notable improvement. Operating expenses (OPEX) trended downward, while gross margins showed a consistent upward trend throughout the year.

Future Projections: Projected financials indicate a path towards profitability, with reductions in both OPEX and COGS expected to drive profitability in 2024 and beyond. OPEX is trending downward and Gross Margins are trending Upward. Even without growth, 2024 should be profitable due to reductions in both OPEX and COGS. That said, we expect growth as we work to expand our distribution footprint. Financial Strategy: A significant challenge in 2023 was the burden of excessive monthly debt servicing, primarily stemming from short-term, high-interest debt. In early 2024, we secured a $130k investment, enabling the closure of high-interest debt accounts and reducing monthly interest payments by 50%. Our focus for 2024 centers on maintaining financial discipline while driving top-line revenue growth through strategic sales efforts. We remain committed to navigating challenges with financial prudence and strategic foresight. Your continued support is invaluable as we pursue sustainable growth and profitability in the years ahead.

Liquidity and Capital Resources

On February 1, 2018, the Company conducted an offering pursuant to Section 4(a)(2) and raised $105,000.00.

On February 1, 2018, the Company conducted an offering pursuant to Section 4(a)(2) and raised $149,595.00.

On November 4, 2021, the Company conducted an offering pursuant to Section 4(a)(6) and raised $169,621.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited

investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Ari Schindler
Relationship to the Company	Executor of Maria Schindler Family Estate which has 8% equity.
Total amount of money involved	$20,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Short term bridge loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Dan Brazelton
(Signature)

Dan Brazelton
(Name)

President and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Dan Brazelton
(Signature)

Dan Brazelton
(Name)

President and CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Balance Sheet

Improper Goods Inc
As of December 31, 2023

	DEC 31, 2023	DEC 31, 2022
Assets		
Current Assets		
Cash and Cash Equivalents		
A Pac West Checking	17,495.65	14,130.90
Amazon Pay	879.28	879.28
Bill.com Money Out Clearing	7,974.40	9,952.03
PacWest Savings	-	42.71
PAYPAL	-	32.91
Spark Visa Signature Business	456.91	64.34
Stripe USD	1,207.67	1,283.45
Total Cash and Cash Equivalents	**28,013.91**	**26,385.62**
Accounts Receivable	28,626.39	80,018.71
Accounts Receivable - (Allowance)	(14,283.27)	(14,349.03)
Amazon Payments Reserve	(3,085.51)	-
AR Clearing	(2,346.77)	5,698.17
Employee Cash Advances	2,000.00	2,000.00
Inventory Asset	16,231.64	12,553.17
Inventory Asset: Bulk BItters	8,394.57	7,439.19
Inventory Asset: Finished Goods	7,005.86	21,624.77
Inventory Asset: Packaging	62,375.06	50,900.32
Inventory Asset: Raw Ingredients	(15,407.61)	(5,956.44)
PodFoods Holding	(158.83)	(158.83)
Prepaid Rent	41,804.03	28,031.00
Shopify Clearing	121.25	72.00
Uncategorized Asset	(75.85)	(75.85)
Total Current Assets	**159,214.87**	**214,182.80**
Fixed Assets		
Accumulated Depreciation	(45,041.61)	(40,570.65)
Computer Equipment	16,071.35	16,071.35
Manufacturing Equipment	65,121.25	65,121.25
Office Equipment	10,008.51	9,333.18
Security Deposit	10,338.56	5,751.40
Total Fixed Assets	**56,498.06**	**55,706.53**
Total Assets	**215,712.93**	**269,889.33**
Liabilities and Equity		
Liabilities		

	DEC 31, 2023	DEC 31, 2022
Current Liabilities		
Accounts Payable	41,169.83	22,794.95
Accrued Interest - Notes	(1,032.47)	-
Amex Platinum Card	27,421.43	33,839.79
Amex Plum Card - Dan	9,318.03	297.57
Amex Plum Card - Genevieve	1,657.51	5,557.30
AP Clearing	(3,660.54)	-
Barclays View Mastercard	16,311.33	3,464.50
Barrett Whitefang Clearing	2,724.40	-
Chase Ink	15,022.68	20,292.39
GetParkerCard	15,286.03	1,704.00
Gift Card Liabilities	30.00	30.00
Mechanics Bank (CLOSED)	227.48	227.48
PacWest Savings	0.09	-
PAYPAL	125.00	-
Rounding	(105.67)	(92.14)
Sales Tax	77.98	40.07
Taxes	167.62	-
Taxes:State Unemployment Tax	(220.45)	(220.45)
Total Current Liabilities	**124,520.28**	**87,935.46**
Long Term Liabilities		
Ari Schindler Loans	20,000.00	20,000.00
Discovery Personal Loan	32,541.52	-
EIDL Advance	5,000.00	5,000.00
EIDL Loan	496,245.00	496,245.00
EIDL Loan - Accrued Interest	19,598.98	19,598.98
Founder Loan	-	10.00
Katherine Prevost	14,572.18	-
Lease Liability	39,599.11	39,599.11
Loan from Dan Brazelton	(1,000.00)	-
Mona Lisa Loan	31,746.80	39,352.30
OnDeck Loan	49,101.04	30,286.42
Other Convertible Notes	154,595.00	154,595.00
Other Convertible Notes:Accrued Int	31,175.15	31,175.15
Total Long Term Liabilities	**893,174.78**	**835,861.96**
Total Liabilities	**1,017,695.06**	**923,797.42**
Equity		
Additional Paid In Capital	5,000.00	5,000.00
Current Year Earnings	(148,074.04)	(229,186.82)
Herbert/Marsha Schindler Trust	100,000.00	100,000.00
Retained Earnings	(882,667.89)	(653,481.07)

	DEC 31, 2023	DEC 31, 2022
Startengine Capital	123,759.80	123,759.80
Total Equity	**(801,982.13)**	**(653,908.09)**
Total Liabilities and Equity	**215,712.93**	**269,889.33**

P&L Summary

Improper Goods Inc
For the year ended December 31, 2023

	2023	2022
Income		
DTC	92,464.35	163,250.64
Consignment	2,761.30	2,624.28
Wholesale	221,477.55	273,316.69
Distributor Sales	158,352.33	210,777.82
Other Revenue	12,152.83	17,119.34
Interest Income	-	1.95
Returns / Refunds	132.78	(50.07)
Shipping Income	15,221.59	1,754.88
Trade Spend	(7,520.82)	(9,821.76)
Total Income	**495,041.91**	**658,973.77**
Cost of Goods Sold		
Cost of Goods	114,179.65	252,427.94
Logistics	42,595.95	92,451.19
Fulfilment Services	11,770.04	18,476.98
Performance Marketing	1,215.52	44,413.49
Selling Fees	4,749.25	849.01
Production Labor	20,369.37	81,021.25
Total Cost of Goods Sold	**194,879.78**	**489,639.86**
Gross Profit	**300,162.13**	**169,333.91**
Operating Expenses		
Bad Debt	-	697.65
Bank Fees	2,569.19	4,539.17
Depreciation Expense	4,470.96	8,041.46
Education & Research	338.22	230.57
G&A	31,819.14	36,861.81
Insurance	15,911.07	35,492.93
Interest	57,110.59	22,082.67
Credit Card Interest	8,069.89	2,012.21
Credit Card Rebates	(2,077.06)	(3,479.17)
Marketing	12,368.18	34,169.43
Merchant Account Fees	2,129.66	2,930.58
Other Expense (Income)	15,700.48	10,416.64
Other Miscellaneous Service Cost	1,385.10	-
Payroll Taxes	13,647.04	19,936.23
Plastiq Transactions	-	199.14

	2023	2022
Printing & Stationery Expense	298.53	585.14
Professional Fees	8,176.26	27,179.39
Reimbursements	2,000.00	-
SG&A	138,365.47	148,447.13
Small Wares Expense	3,780.06	3,111.91
Subcontractor	-	3,570.00
Supplies & Materials	76.71	774.63
Travel	14,620.72	8,825.62
Rent and Equipment	107,403.80	105,455.38
Total Operating Expenses	**438,164.01**	**472,080.52**
Operating Income	**(138,001.88)**	**(302,746.61)**
Other Income / (Expense)		
Other Income	(10,072.16)	73,559.79
Total Other Income / (Expense)	**(10,072.16)**	**73,559.79**
Net Income	**(148,074.04)**	**(229,186.82)**